# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



**Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

For the month of August, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)



141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

# ANNUAL INFORMATION FORM

**July 31, 2002**

**Mad Catz Interactive, Inc.**
**141 Adelaide Street West**
**Suite 400**
**Toronto, Ontario M5H 3L5**

**An additional copy of this Annual Information Form may be obtained upon request from the Corporate Secretary, Mad Catz Interactive, Inc. at the above address**

# TABLE OF CONTENTS

# I THE COMPANY

## Incorporation

Mad Catz Interactive, Inc. ("Mad Catz")(previously GTR Group) is the continuing corporate entity under the *Canada Business Corporations Act* formed by a reverse takeover of Xencet Investments Inc. ("Xencet"), a financial holding company, by Games Trader Inc. ("Predecessor Games Trader") completed on October 29, 1998. Xencet was incorporated under the *Canada Business Corporations Act* on August 25, 1993 under the name Patch Ventures Inc. ("Patch"). Patch acquired all of the issued and outstanding shares of Legacy Manufacturing Corporation pursuant to a reverse takeover transaction on July 5, 1994 and on August 8, 1994, Articles of Amendment were filed changing the name of Patch to Legacy Storage Systems International Inc. ("Legacy"). On October 22, 1996, Articles of Amendment were filed to consolidate the common shares of Legacy on the basis of one common share for each ten issued and outstanding common shares and to consolidate the Class B Preferred shares of Legacy on the basis of one Class B Preferred share for each ten issued and outstanding Class B Preferred shares. On December 17, 1996, Legacy Storage Systems International Inc. filed Articles of Amendment to change its name to Tecmar Technologies International Inc.

Through several operating subsidiaries, Tecmar Technologies International Inc. conducted its principal business of designing and developing data storage systems for networks and workstations and marketing such systems to computer original equipment manufacturers and distributors.

On January 28, 1998, the shareholders of Tecmar Technologies International Inc. approved the change of name to Xencet Investments Inc. in accordance with the terms of the sale of the last of its operating businesses, Tecmar Technologies, Inc. ("TTI"), and Articles of Amendment changing the name were filed accordingly.

Following the sale of TTI, Xencet had no significant operations. Xencet invested the proceeds of the divestiture of TTI and initiated a search process for the acquisition of an operating business which met the original listing requirements of The Toronto Stock Exchange. The Toronto Stock Exchange agreed to allow Xencet until August 18, 1998 to enter into a binding agreement to conclude a transaction which met its original listing requirements. Effective July 31, 1998, Xencet entered into a binding agreement with Predecessor Games Trader to acquire all of the outstanding securities of Predecessor Games Trader for securities of Xencet (the "Securities Exchange"), subject to the satisfaction of certain conditions. The binding agreement with Predecessor Games Trader was subsequently amended and restated on August 20, 1998. Predecessor Games Trader was incorporated as 1221514 Ontario Inc. pursuant to the laws of the Province of Ontario on February 3, 1997 and was a private company. On April 7, 1997, Predecessor Games Trader completed the acquisition of certain assets, including the "Games Trader" name, of Games Trader Inc.

On September 30, 1998, shareholders of Mad Catz approved the Securities Exchange and the change of Mad Catz's name from Xencet to Games Trader Inc. The Securities Exchange was completed on October 29, 1998. On November 2, 1998, Articles of Amendment were filed changing the name of Xencet Investments Inc. to Games Trader Inc.

At the annual and special meeting of Mad Catz held on June 23, 1999, shareholders approved a proposal to change the name of Games Trader Inc. to GTR Group Inc. ("GTR"). On June 28, 1999, Articles of Amendment were filed changing the name of Games Trader Inc. to GTR Group Inc.

At the annual and special meeting of Mad Catz held on September 5, 2001, shareholders approved a proposal to change the name of GTR Group Inc. to Mad Catz Interactive Inc. On September 5, 2001, Articles of Amendment were filed changing the name of GTR Group Inc. to Mad Catz Interactive, Inc.

The registered office of Mad Catz is located at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario, M5J 2T7 and the head corporate office of the Company is located at 141 Adelaide Street West, Suite 400, Toronto, Ontario, M5H 3L5. The head operations office is located at 7480 Mission Valley Road, Suite 101, San Diego, California, 92108-4406. Mad Catz is currently a "reporting issuer" in the Provinces of Ontario, Alberta and British Columbia only. In addition, Mad Catz's securities are registered under section 12(b) of the *Securities Exchange Act, 1934* as amended. Mad Catz's telephone number is (416) 368-4449 and its facsimile number is (416) 368-7779. Mad Catz's web site is located at www.madcatz.com.

**Subsidiaries**

In fiscal 2002, Mad Catz had two primary operating subsidiaries, one of which was 1328158 Ontario Inc., which carries on business as Mad Catz Canada ("MCC"). 1328158 Ontario Inc. previously carried on business under the name Games Trader ("Games Trader"). The Games Trader business was discontinued in fiscal 2002. MCC is continued under the laws of the Province of Ontario, is wholly-owned and is the corporation continuing on the amalgamation of the Predecessor Games Trader, Xencet Manufacturing Corp. and Xencet Technologies Incorporated, the latter two of which were both inactive subsidiaries of Xencet. The second operating subsidiary of Mad Catz in fiscal 2002,was Mad Catz, Inc. ("MCI"), a Delaware corporation that was acquired by Mad Catz effective at the close of business on August 31, 1999. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc. ("FX"), an inactive corporation incorporated under the laws of Delaware. MCI and FX each own 50% of all of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws of Hong Kong. MCI also owns all of the issued and outstanding shares of Mad Catz Europe Ltd. and Mad Catz Ltd., corporations incorporated under the laws of the United Kingdom. Mad Catz, MCC, MCI, FX, Mad Catz (Asia) Limited, Mad Catz Europe Ltd. and Mad Catz Ltd. are sometimes collectively referred to as the "Company".

MCI designs, develops, manufactures (through third parties) and markets interactive video game control devices and accessories for players using both personal computers and all major console-based video game platforms.

## II GENERAL DEVELOPMENT OF THE BUSINESS

**The Business**

MCI's products include video game controllers and accessories of all types, such as steering wheels, joysticks, memory cards, video cables and accessories, standard controllers and advanced controllers. MCI produces a variety of interactive video game control devices, each used in conjunction with interactive entertainment software and console or personal computer based video game platforms. MCI's principal products include automotive racing simulation controllers, a family of sports and action/adventure game controllers and advanced controllers, including joysticks, gamepads, light guns, arcade-style in-home dual video game controllers and a new suite of advanced, three dimensional video game controllers for the personal computer market. MCI's advanced video game controllers technology provides dual feature sets for the serious game player. MCI also offers a comprehensive suite of complementary accessory products.

MCI manufactures (through third parties) all of its products in Asia. MCI products have been designed, developed, manufactured (through third parties) and marketed for all major console based video game systems (such as Microsoft Corporation ("Microsoft") X-box™ and Nintendo Company, Ltd. ("Nintendo") GameCube™ Sony Corporation ("Sony") Playstation™, Sony Playstation 2™, Nintendo Gameboy Advance™, Gamegear™, Super Nintendo™, and Nintendo 64™, Sega Corporation ("Sega") Dreamcast™, Genesis™ and Saturn™) across all 16-, 32-, 64-, and 128-bit technology platforms.

MCI's product lifecycles are reasonably stable and predictable due to the continued success of the major consoles. The installed base of video game consoles, relationships with major retailers, and the conversion and compatibility of major MCI products drive product sales across the major platforms.

**Three year history of the Business**

The Mad Catz strategy of the past 3 years was to create a diversified interactive entertainment business. At the start of fiscal 2000, the Company was comprised of the Games Trader business (value-priced video game distribution). In fiscal 2000 the Games Trader business expanded its position as North America's largest independent supplier of previously played video games, and began to establish a position as a supplier of value-priced republished video games. Effective September 1, 1999, the Company completed the acquisition of MCI (video game accessory design and manufacturing). The Games Trader and MCI subsidiaries provided a presence in both the software and hardware aspects of the video game market. On October 4, 1999 the Company announced the formation of its online unit, ZapYou.com, to enable the selling of video games and accessories over the Internet.

In fiscal 2001, after analyzing the potential for growth in the software sector, Management determined that the opportunity in the video game accessories business significantly outweighed the benefits of pursuing a diversification strategy. As such, a decision was made by the Company's board of directors to set forth a plan in fourth quarter of fiscal 2001 to sell or discontinue the Games Trader and ZapYou.com businesses in order to focus on the MCI business. In June of 2001, the remaining inventory of Games Trader was sold to Game Stop Inc. By October 1, 2001 all assets of the Games Trader and ZapYou.com businesses had been disposed of leaving only the MCI business.

The key focus for the MCI business in fiscal 2002 was preparing new products to support the North American launch of the Microsoft X-box™ and the Nintendo GameCube™ consoles (November 2001). MCI has developed and shipped a complete line-up of accessories for the Sony Playstation 2™, Nintendo GameCube™ and Microsoft X-box™ consoles. In total, 65 new products were released in fiscal 2002. In addition, gains in retail penetration of MCI products (MCI is represented in 9 of the largest 10 retailers in the United States) have MCI positioned to take advantage of the growing market. Fiscal 2002 was a year of focus on the United States retail market. However, in order to prepare for the launch of the new Microsoft and Nintendo consoles in Europe in the spring of 2002, MCI set up a business entity in the United Kingdom (Mad Catz Europe Ltd.) and began operations in the United Kingdom in fiscal fourth quarter 2002. MCI established operations in London and signed an agreement with PDQ Distribution Ltd. to provide logistic distribution services. This marked the next step in the growth strategy, which is penetrating the European market. Overall, the key initiatives for growth include:

- Increasing our overall market share in the accessories business through increased penetration of retail stores worldwide;
- Extending the product line by introducing innovative peripherals;
- Improving margins by reducing manufacturing and component costs; and

- Generating greater institutional investor awareness.

Industry analysts predict robust growth for the video game accessory business over the next few years fueled by the introduction of new game consoles such as the recent launch of Nintendo GameCube™, and Microsoft's X-box™. The new game consoles join the popular Sony Playstation 2™ console launched in the fall of 2000 to create significant opportunity for new product development at MCI.

**Trends**

The launch of the new video game platforms typically begins in the Japanese market. The launch continues to the North American market and finally to Europe. This trend continued for the launch of the Nintendo GameCube™. The Nintendo GameCube™ launched in the United States in November 2001 and in Europe in spring of 2002. The Microsoft X-box™ launched in November 2001 in the United States and in Europe in Spring 2002 as well. Due to the delayed launch of major platforms in Europe, MCI sales to Europe were modest in fiscal 2002 and are expected to increase significantly in fiscal 2003.

The console video game industry is in its adolescent stage and has experienced volatility as the game platforms transition into new and more sophisticated forms of entertainment. Management believes that video games have become a permanent feature of the entertainment sector and that the increasing sophistication of the games is expanding the market and changing the demographics of the playing public. Although the peripherals market is a relatively small slice of the gaming pie, Management estimates that it represents 11.5% of sales, it is an important sector as Management estimates that it contributes approximately 24% of retail gross margin dollars. In addition, third-party accessories, made by companies like MCI, help drive costs down and make gaming more accessible to a broader group of players. Moreover, the gaming experience is enhanced through innovative accessories like steering wheels, joysticks, light guns, controllers and memory cards. The two key drivers in this business are the growth of the installed base of players and the introduction of new game systems. According to The NPD Group Inc.'s NPD Funworld, a leading market information tracking company, Sony Playstation 2™ sell-through remains strong, with an expanding US installed base of approximately 8.1 million units, Nintendo Game Boy Advance™ at 5.3 million units, Microsoft X-box™ at 1.7 million units and Nintendo GameCube™ at 1.4 million units at the end of January 2002. Management estimates that the total installed base of all video game consoles was approximately 60 million worldwide in calendar 2001 and management expects it to grow to 120 million by the end of 2004. The overall market for video game consoles is growing at a rapid rate as new products enter the market. In general, it takes approximately two years after the introduction of a new game platform for accessories sales to achieve their full potential.

Management believes that historically, video games were played almost exclusively by adolescent males and that more recently, the consumer profile for video games has broadened as a result of the following factors:

(i) The first generation of teenage gamers from the early 1980's are now in their late 20's and many are still active gamers;

(ii) The advent of three dimensional graphics and CD-quality sound creates a richer, more "life-like" playing experience;

(iii) The increased degree of realism has had a major impact on the appeal of sports games, which typically appeal to an adult audience; and

(iv) A marketing focus by Sony and Microsoft on older consumers.

Management believes that MCI is well positioned in the industry with products that cover each market demographic group, and that are complementary with Sony (somewhat older consumers), Nintendo (younger consumers) and Microsoft. Management believes that the two major factors that will provide for MCI's continued viability and competitive edge are: (i) increasing MCI's market share; and (ii) MCI's relationship with first party manufacturers of major video game platforms, namely Sony, Nintendo and Microsoft, which involves obtaining and maintaining licenses from those manufacturers.

## III NARRATIVE DESCRIPTION OF THE BUSINESS

### Business of Mad Catz Interactive, Inc.

*Distribution of Principal Products*

MCI product is sold in 9 of the largest 10 retailers in the United States. MCI sells its products in approximately 12,000 storefronts, and it supplies a large network of independent retailers through a series of distributors. MCI also sells its products internationally with sales to Europe (direct in the United Kingdom through Mad Catz Europe Ltd.), South America, Canada, Australia, New Zealand and Japan.

Sales outside of the United States represented 14% of MCI's total sales in fiscal 2002 and 20% for fiscal 2001.

*Expanding Channels of Distribution for Principal Products*

MCI is represented in 12,000 storefronts including specialty retail stores and mass merchants. Distributors are used to support smaller retail chains and international markets. MCI uses distributors and sells direct to select accounts in Canada and the United Kingdom. As the European market continues to develop, MCI will evaluate the distributor model and establish a permanent sales presence as appropriate to sell direct to merchants.

*Sales Analysis for Principal Products*

The top selling product for fiscal 2002 was the Sony Playstation 2™ memory card, representing 30% of total sales (20% of sales in fiscal 2001). On December 31, 2001, the Sony North American license for the Sony Playstation 2™ memory card expired. Mad Catz does not have any other products that individually represent 15% or more of total sales.

The largest of MCI's customers represents 31% of MCI's total sales in fiscal 2002, the second largest customer represented 17%. No other customer represents more than 10% of MCI's total sales.

*Competitive Conditions*

The markets in which MCI participates are highly competitive, and MCI expects that it may face increased competition as additional companies enter these markets. Historically, price has been a significant competitive factor across the market for interactive video game control devices under the Mad Catz name brand as well as in the original equipment manufacturer line of business.

Management believes that the other principal competitive factors that historically have affected retailer and consumer choice include value, product features, ease of use and installation, realism in simulation, name brand recognition (including reputation and historical compatibility), style (including colors) and whether the product is licensed. Additional competitive factors from the perspective of the major retailers include margins, service, support, merchandising and promotional support, reliable and timely delivery, track record and electronic data interchange capability.

MCI's principal competitors in the United States include InterAct Accessories Inc., a Recoton Company, Sony, Nintendo, Microsoft and to a lesser extent, Nuby Interactive, LLC, Nyko Technologies, Inc., Pelican Accessories, and Thrustmaster, Inc.

*Sources of Component Parts*

MCI products incorporate a number of commercially available electronic components. MCI currently obtains substantially all of these components from suppliers located in Mainland China, Hong Kong, Taiwan and the United States.

*Seasonality*

MCI records a large volume of its sales in the last three months of every calendar year.

*Human Resources*

As at March 31, 2002, Mad Catz and subsidiaries had 90 full-time and part-time employees.

*Offshore manufacturing risk*

The Company uses Asian contract manufacturers. These may be affected at any time by the political instability and potential trade restriction risk in Asia.

*Facilities*

The head operations office of Mad Catz is located at 7480 Mission Valley Road, Suite 101, San Diego, California. The lease covers approximately 14,000 square feet. The lease commenced on August 1, 2001 and expires on August 31, 2006. MCI's warehouse, which is also leased, is located 12160 Philadelphia Street, Mira Loma, California, USA. 91752-1188. The lease covers approximately 95,000 square feet. The lease commenced on May 1, 2000 and expires on April 30, 2006.

*Reorganizations*

In fiscal 2002 the Company discontinued the Games Trader and ZapYou.com businesses described above under "General Development of the Business – Three year history of the Business".

## IV SELECTED CONSOLIDATED FINANCIAL INFORMATION

**Three-Year Summary**

For the year ended March 31, 2002 with comparative figures for the year ended March 31, 2001 and March 31, 2000.

Financial statements are prepared in accordance with Canadian GAAP and are stated in US Dollars. In Fiscal 2002, Mad Catz changed its reporting currency from Canadian Dollars to US Dollars. The comparative figures for the 2001 and 2000 fiscal year have been translated into US Dollars at the rate of exchange at March 31, 2001, in accordance with Canadian GAAP. The financial results of Mad Catz for the fiscal year ended March 31, 2002 and 2001 have been prepared in continuing operations format as the Games Trader and ZapYou.com businesses were discontinued in the 2001 fiscal year. The Mad Catz subsidiary was purchased effective September 1, 1999, as such, the fiscal year 2000 results include only 7 months of operations.

| | Year ended March 31, 2002 | Year ended March 31, 2001 | Year ended March 31, 2000 |
|---|---|---|---|
| **Statement of Earnings** | | | |
| Sales | $ 83,337,134 | $ 55,781,630 | $ 44,633,683 |
| Net earnings | $ 1,184,676 | $ (4,651,814) | $ 1,444,377 |
| Basic earnings per share before goodwill charges and discontinued operations | $ 0.04 | $ (0.08) | $ 0.06 |
| Basic earnings per share – continuing operations | $ 0.02 | $ (0.10) | $ 0.04 |
| Fully diluted earnings per share – continuing operations | $ 0.02 | $ (0.10) | $ 0.04 |
| Basic earnings per share | $ 0.03 | $ (0.51) | $ 0.10 |
| Fully diluted earnings per share | $ 0.03 | $ (0.51) | $ 0.09 |
| Cash flow from continuing operations | $ 5,275,958 | $ 9,586,892 | $ (4,793,151) |
| **Balance Sheet** | | | |
| Total Assets | $ 50,195,368 | $ 45,668,270 | $ 65,389,595 |
| Subordinated Debt | $ 0 | $ 3,338,719 | $ 0 |

**Three-Year Quarterly Summary**

**Results of Continuing Operations - Year Ended March 31, 2002**

| | Q1 | Q2 | Q3 | Q4 | Total |
|---|---|---|---|---|---|
| **Revenue** | $14.0m | $15.7m | $37.8m | $15.8m | $83.3m |
| **Net earning (loss)** | ($0.3m) | $0.3m | $1.4m | ($0.2m) | $1.2m |
| **Basic earning (loss) per share** | ($0.01) | $0.01 | $0.03 | ($0.01) | $0.02 |

**Results of Continuing Operations - Year Ended March 31, 2001**

| | Q1 | Q2 | Q3 | Q4 | Total |
|---|---|---|---|---|---|
| **Revenue** | $5.3m | $10.4m | $33.0m | $7.1m | $55.8m |
| **Net earning (loss)** | ($0.7m) | ($0.6m) | $1.3m | ($4.7m) | ($4.7m) |
| **Basic earning (loss) per share** | ($0.02) | ($0.01) | $0.03 | ($0.10) | ($0.10) |

**Results of Continuing Operations – Year Ended March 31, 2000**

| | Q1 | Q2 | Q3 | Q4 | Total |
|---|---|---|---|---|---|
| **Revenue** | $0.0m | $6.0m | $28.0m | $10.6m | $44.6m |
| **Net earning (loss)** | ($0.1m) | ($0.4m) | $3.3m | ($1.4m) | $1.4m |
| **Basic earning (loss) per share** | ($0.01) | ($0.01) | $0.09 | ($0.04) | ($0.04) |

The selected financial information is derived from, and should be read in conjunction with, the audited financial statements of the Company as of March 31, 2002, 2001, and 2000 which are incorporated by reference into this AIF and which are available through the Internet on the System for Electronic Document Analysis and Retrieval and which can be accessed at www.sedar.com.

**Dividends**

The Class A Preferred Shares are entitled to preference over the Common Shares and the Class B Preferred Shares of the Company with respect to priority in the payment of dividends. The Class B Preferred Shares are entitled to preference over the Common Shares of the Company with respect to the payment of dividends. As of the date hereof, there are no Class A and Class B Preferred Shares outstanding and no dividends have been paid with respect to the Common Shares by the Company and it is not contemplated that any dividends will be paid in respect of the Common Shares in the immediate or foreseeable future.

## V MANAGEMENT'S DISCUSSION AND ANALYSIS

The information contained in the "Management's Discussion and Analysis" section contained on pages 9 to 14 in the Company's 2002 Annual Report is incorporated herein by reference.

## VI MARKET FOR SECURITIES

The Common Shares of the Company are listed on The Toronto Stock Exchange under the ticker symbol "MCZ" and the American Stock Exchange under the ticker symbol "MCZ".

## VII DIRECTORS AND OFFICERS

**Directors**

| Name and Municipality of Residence | Office Held and employment in Previous Five Years | Director Since |
|---|---|---|
| PATRICK S. BRIGHAM(1)<br>Toronto, Ontario | Mr. Brigham has been the Chairman of the Company since September 30, 1998. He is the President of Hartay Enterprises Inc. (Investment company). He was the founder and past Chairman of Sunquest Vacations Limited. In March 1997, he was appointed to the Board of Directors of Radium Energy Corporation. | October 1998 |
| J. BRENDAN RYAN (2)<br>New York, New York | CEO Foote, Cone & Belding Worldwide, Inc. (Advertising). | September 2001 |
| CARY L. McWHINNIE (1)(2)<br>Ottawa, Ontario | Mr. McWhinnie is the Secretary of Hartay Enterprises Inc. (Investment company). Previously, he was a director and Executive Vice-President, Strategic Planning of Sunquest Vacations Limited. | October 1998 |
| MORRIS PERLIS (2)<br>Toronto, Ontario | Mr. Perlis is the President and CEO of Mad Catz Interactive, Inc. Previously, he was President and CEO of Counsel Corporation and Chairman of American Home Patient, Inc. Mr. Perlis was also previously with American Express in both Canada and the US, and at one point President and CEO, AMEX Bank of Canada. | March 2000 |
| DONALD LENZ(1)<br>Toronto, Ontario | Mr. Lenz is the Managing Director of Brompton Securities Ltd. (Investment banking). He has over 30 years of experience in the investment banking industry. | March 2000 |

**Notes:**

(1) Presently a member of the Company's Audit Committee.
(2) Presently a member of the Company's Compensation Committee.

Each of the directors holds office until the next annual meeting or until a successor is duly elected or appointed, unless the office is earlier vacated in accordance with the by-laws of the Company.

## Officers

| Name and Municipality of Residence | Principal Occupation |
|---|---|
| PATRICK S. BRIGHAM<br>Toronto, Ontario | Mr. Brigham has been the Chairman of the Company since September 30, 1998. He is the President of Hartay Enterprises Inc. He was the founder and past Chairman of Sunquest Vacations Limited. In March 1997, he was appointed to the Board of Directors of Radium Energy Corporation. |
| GEOFREY MYERS<br>Toronto, Ontario | Mr. Myers has been the Secretary of the Company since November of 1998 and is a senior partner at the law firm of Lang Michener. |
| ANDREW C. SCHMIDT<br>Solana Beach, California | Mr. Schmidt has been Chief Financial Officer of the Company since December 2000. Previously, he was the Director of Finance for Mad Catz. Prior to his term with Mad Catz Interactive, Mr. Schmidt held finance positions with Cox Communications, Lucas Electronics and Texas Instruments. |
| DARREN RICHARDSON<br>Del Mar, California | Mr. Richardson has been the Executive Vice-President of Mad Catz Interactive since October 1997. Previously, he was Chief Operating Officer of Games Trader and is now the Chief Operating Officer of Mad Catz, Inc. |

## Ownership by Directors and Officers

The Directors and Senior Officers as a group beneficially own directly or indirectly or exercise control or direction over the following Common Shares issued by the Company:

| Common Shares beneficially owned or over which control or direction is exercised as at July 31, 2002 | As a % of the total outstanding of the Common Shares as at July 31, 2002 |
|---|---|
| 8,367,595 | 15.8% |

## VIII ADDITIONAL INFORMATION

Additional information, including director's and officers' remuneration and indebtedness, principal holders of the issuer's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Company's Management Proxy Circular dated June 13, 2002 for the Company's annual and special meeting of the shareholders for the year ended March 31, 2001. Additional financial information is provided in the comparative financial statements of the Company for the years ended March 31, 2001 and March 31, 2000. Copies of these documents are available upon request from the Secretary of the Company.

The Company shall provide to any person, upon request to the Secretary of the Company:

(1) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(a.) one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(b.) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of most recent interim financial statements of the Company filed, if any, for any period after the end of its most recently completed financial year,

(c.) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(d.) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (a) to (c) above; or

(2) at any other time, one copy of any other documents referred to in (1)(a), (b) and (c) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Unless otherwise stated, the information contained herein is as at July 31, 2002.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: August 19, 2002

By: Geofrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.